                                   S  A  M  E  X       M  I  N  I  N  G       C  O  R  P.

NEWS RELEASE – No. 2-10

        April 14, 2010

CARLIN-STYLE JASPEROID/SILICA BRECCIA OUTCROP ASSAYS UP TO 2 G/T GOLD AT MILAGRO PROJECT -  LOS ZORROS PROPERTY, CHILE

During recent exploration in the Milagro Project area, an elongate outcrop of jasperoid/silica breccia was sampled and returned precious metal values ranging from 0.39 to 2.01 grams/tonne gold and 3.1 to 28 grams/tonne silver (eight chip samples, each across approx. 0.5 meters).  The discovery of this Carlin-style jasperoid/silica breccia occurrence may have positive implications for the overall extent and target size of the Milagro Project area, where phase 1 drill hole ML-04-01 encountered 97.3 meters averaging 0.302 g/t gold, including 2.579 g/t gold over 4.7 meters (previously reported in news release No. 1-05, January 21, 2005).

Importantly, the outcropping gold-bearing leakage features provide strong credence to extend the area previously considered prospective at the Milagro Project, an additional kilometer to the southeast.  The target implications will be incorporated into the ongoing exploration program and be reported on in greater detail in future news releases.

At the Milagro Project, a dense gabbro sill caps gold mantos layers and a +/-90-meter-thick underlying breccia, which also contains highly anomalous gold.  The capping gabbro sill appears to have acted as a barrier to ascending mineralizing fluids, which then pooled and spread out beneath it in favorable stratigraphic intervals producing gold-mineralized mantos and a thick breccia layer.  The gabbro and underlying thick gold-mineralized package of mantos and breccia are open down-dip in a southeast direction and have not yet been drill tested.

At the northwest end of the project area one of the gold-mineralized mantos layers is exposed in shallow open cuts at the historic Milagro mine.  Earlier phase 1 exploration drilling was limited to only two core holes near the Milagro mine to initially determine the character and geologic features of the gold mineralization.  It is highly encouraging to observe Carlin-style precious metal mineralized jasperoid/silica breccia in outcrop more than a kilometer away to the southeast.  It demonstrates that mineralizing fluids leaked upwards along fault-controlled pathways through the capping gabbro and suggests the area of gold mineralization beneath the gabbro may be more extensive.

Similar Carlin-style gold mineralization and alteration features have also been observed at the neighbouring Nora and Cinchado Projects.  Importantly, SAMEX's exploration work at the Los Zorros property has corroborated many geologic features as being analogous to the Carlin Trend district in Nevada.  These observations and results have significant implications for target models and exploration programs going forward.  Geologic fieldwork, in part is focused on finding and mapping the distribution of these leakage features to help guide future exploration drilling efforts.

The Milagro, Nora, Cinchado and Milagro Pampa projects are being simultaneously advanced and prepared for a drilling program to test multiple large gold targets for Carlin-style ore bodies.  All four projects are situated within SAMEX's large Los Zorros property holding (approx. 80 square kilometers), which is favorably located 60 kilometers south of the mining town of Copiapo, Chile and seven kilometers east of the Pan American highway.

A “Milagro Gold Project” graphics plate with map-views, cross-section and photos has been posted on the SAMEX website at www.samex.com for viewing in conjunction with this news release.

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Philip Southam, Geologist.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects.

“Jeffrey Dahl”

President

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.